MORGAN STANLEY DISTRIBUTION, INC.
(SEC I.D. No. 8-44766)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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File pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934.
As a Public Document



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
Tel: +1 212 436 5826
Fax: +1 212 653 7815
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Morgan Stanley Distribution, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Morgan Stanley Distribution, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 3 to the financial statement, the financial statement comprises significant related party transactions.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

February 26, 2021
New York, New York

We have served as the Company's auditor since 1997.

MORGAN STANLEY DISTRIBUTION, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2020
(In thousands of dollars, except share data)

Assets		
Cash	$	27,741
Distribution and shareholder servicing fee receivables, net		8,668
Deferred commission assets (net of accumulated amortization of $2,723)		3,118
Other assets		1,083
Total assets	$	40,610
Liabilities		
Payables:		
Brokers, dealers and clearing organizations	$	1,831
Affiliates		6,317
Other		1,643
Total payables		9,791
Total liabilities		9,791
Stockholder's equity		
Common stock (no par value, 1,000 shares authorized, 100 shares issued)		-
Additional paid-in capital		14,045
Retained earnings		16,774
Total stockholder's equity		30,819
Total liabilities and stockholder's equity	$	40,610

See Notes to Statement of Financial Condition.

1. Introduction and Basis of Presentation

The Company

MSDI (the "Company") is a wholly owned subsidiary of MSIM (the "Parent"), which is an indirect wholly owned subsidiary of Morgan Stanley (the "Ultimate Parent"). The Company is registered with the SEC as a broker-dealer and is the principal underwriter and distributor of certain Morgan Stanley sponsored mutual funds and alternative products (collectively, the "Funds") managed by the Parent and the Parent's wholly owned subsidiaries. The Company is also approved by the SEC to act as a placement agent for certain Morgan Stanley private investment funds, and is also a member of FINRA and SIPC. See the "Glossary of Common Terms and Acronyms" for the definition of certain terms and acronyms used throughout the notes to the statement of financial condition.

Basis of Financial Information

The Company's statement of financial condition is prepared in accordance with U.S. GAAP, which requires the Company to make estimates and assumptions regarding compensation, the outcome of legal and tax matters, and other matters that affect its statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of its statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

The Company has evaluated subsequent events for adjustment to or disclosure in the Company's statement of financial condition through the date of this report and has not identified any recordable or disclosable events not otherwise reported in the statement of financial condition or the notes thereto.

2. Significant Accounting Policies

Fair Value of Financial Instruments

The Company is required to disclose the fair value of its financial instruments not measured at fair value on the statement of financial condition (see Note 5). A description of the Company's method for determining the fair value for this required disclosure follows.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (*i.e.*, the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that requires the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest.

Level 1. Valuations based on quoted prices in active markets that the Company has the ability to access for identical assets or liabilities. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2. Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3. Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Cash

Cash represents funds deposited with financial institutions.

Deferred Commission Assets

In accordance with accounting guidance for investment advisers and broker dealers, front-end selling/offering distribution costs paid by the Company to broker-dealers assisting with the sale of certain classes of shares of its fund products, are capitalized if reimbursement of these costs is received through monthly 12b-1 fees and/or through early redemption of shares within the applicable CDSC period. These capitalized costs are reported as a DCA on the statement of financial condition and amortized on a straight line basis over the expected life of the contract, which is typically 12 months.

Payables - Brokers, Dealers and Clearing Organizations

Payables to brokers, dealers and clearing organizations include amounts due to external brokers who distribute the shares of the Funds to investors.

Income Taxes

Deferred tax assets and liabilities are recorded based upon the temporary differences between the statement of financial condition and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. When performing the assessment, the Company considers all types of deferred tax assets in combination with each other, regardless of the origin of the underlying temporary difference. If a deferred tax asset is determined to be unrealizable, a valuation allowance is established. If the Company subsequently determines that it would be able to realize deferred tax assets in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded on the basis of a two-step process whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (ii) for those tax positions that meet this threshold, the Company recognizes the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the related tax authority. Interest and penalties related to unrecognized tax benefits are recognized as a component of the provision for income taxes.

Accounting Updates Adopted in 2020

The Company adopted the *Financial Instruments - Credit Losses* accounting update.

This accounting update impacted the impairment model for certain financial assets measured at amortized cost by requiring a CECL methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. CECL replaced the loss model previously applicable to certain financial assets measured at amortized cost. The Company has determined there are *de minimis* or zero expected credit losses for the financial assets subject to the accounting update. Specifically, for distribution and shareholder servicing fee receivables which are not subject to any collection risk. The adoption of this accounting guidance did not have a material impact on the Company's statement of financial condition.

Accounting Development Updates

The FASB has issued certain accounting updates, which the Company has either determined to be not applicable or are not expected to have a significant impact on the Company's statement of financial condition.

3. Related Party Transactions

The Company has agreements with affiliates for various activities, including a Tax Sharing Agreement with the Ultimate Parent as described in Note 7, and other activities described further below. Unsettled amounts for these activities are recorded within Payables to affiliates, are payable on demand, and bear interest at rates established by the treasury function of the Firm ("Ultimate Parent and its consolidated subsidiaries"). These rates are periodically reassessed and are intended to approximate the rate of interest that the Firm incurs in funding its business.

The Company is a party to a service agreement with the Parent, whereby certain services and other administrative functions (collectively, the "Services") are performed by the Parent on behalf of the Company in fulfilling its duties and obligations as principal underwriter and distributor of the Funds.

The Company charges the Parent for services it provides to the Parent, including serving as the principal underwriter and distributor of products managed by the Parent.

Liabilities and payables to affiliated companies as of December 31, 2020		
Payables - Affiliates	$	6,317

4. Distribution and Shareholder Servicing Fees

The Company only nets distribution and shareholder servicing fee refunds payable up to the amount of distribution and shareholder servicing fees receivable from each applicable Fund. The Company had no distribution and shareholder servicing fee refunds payable to Funds as of December 31, 2020.

5. Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the Company's statement of financial condition.

Financial Instruments Not Measured At Fair Value

	At December 31, 2020				
		Fair Value			
	Carrying Value	Level 1	Level 2	Level 3	Total
Financial assets					
Cash	$ 27,741	$ 27,741	$ -	$ -	$ 27,741
Distribution and shareholder servicing fee receivables, net	8,668	-	8,668	-	8,668
Other assets	1,083	-	1,083	-	1,083
Financial liabilities					
Payables to brokers, dealers and clearing organizations	$ 1,831	-	$ 1,831	$ -	$ 1,831
Payables to affiliates	6,317	-	6,317	-	6,317
Other payables	1,643	-	1,643	-	1,643

6. Risk Management

The Company's risk management policies and related procedures are aligned with those of the Firm. These policies and related procedures are administered on a coordinated global and legal entity basis with consideration given to the Company's specific capital and regulatory requirements. For the Risk Management discussion which follows, the term "Company" includes the Ultimate Parent and its subsidiaries.

Risk is an inherent part of the Company's business and activities. Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company has policies and procedures in place to identify, measure, monitor, advise, challenge and control the principal risks involved in the activities of its business and support functions.

The cornerstone of the Company's risk management philosophy is the pursuit of risk-adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. This is implemented using five key principles: integrity, comprehensiveness, independence, accountability and transparency. To help ensure the efficacy of risk management, which is an essential component of the Company's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters. The fast-paced, complex, and constantly-evolving nature of global financial markets requires the Company to maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations to the Company. The Company incurs risk exposure because as of December 31, 2020, all of the Company's cash is held at one bank, which exceeded the Federal Deposit Insurance Corporation limit of $250.

7. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have generally been provided on a modified separate entity basis. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Sharing Agreement, current taxes (federal, combined and unitary states) are settled periodically with the Ultimate Parent, who pays these taxes on behalf of the Company.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the applicable enacted tax rates and laws that will be in effect when such differences are expected to reverse. At December 31, 2020, there were no deferred taxes recorded for the Company.

The Company is subject to the income and indirect tax laws of the U.S., its states and municipalities in which the Company has significant business operations. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and the expense for indirect taxes and must also make estimates about when certain items affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from current and subsequent years' examinations, and unrecognized tax benefits related to potential losses that may arise from tax audits are established in accordance with the relevant accounting guidance. Once established, unrecognized tax benefits are adjusted when there is more information available or when an event occurs requiring a change.

It is reasonably possible that significant changes in the balance of unrecognized tax benefits may occur within the next 12 months. At this time, however, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the Company's effective tax rate over the next 12 months.

As of December 31, 2020, the Company has not accrued any liabilities for unrecognized tax benefits in its statement of financial condition.

Earliest Tax Year Subject to Examination in Major Tax Jurisdictions

Jurisdiction	Tax Year
United States	2017
New York State and New York City	2010

The Company, through its inclusion in the return of the Ultimate Parent, is under continuous examination by the IRS and other tax authorities in certain states in which the Company has significant business operations, such as New York

The Company believes that the resolution of these tax examinations will not have a material effect on the statement on financial condition.

8. Regulatory Capital and Other Requirements

The Company is a registered U.S. broker-dealer and, accordingly, is subject to the minimum net capital requirements of the SEC. Under SEA Rule 15c3-1, the Company is required to maintain minimum Net Capital, defined as equal to the greater of $25 or 6-2/3% of aggregate indebtedness. In addition, the Company is required to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2020, the Company had Net Capital of $17,950, which was $17,297 in excess of its required minimum net capital of $653.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 of SEC Release 34-70073 regarding adopting amendments to SEA Rule 17a-5. The Company is the principal underwriter and distributor of certain Morgan Stanley sponsored mutual funds and alternative products. The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (ii) did not carry accounts of or for customers, and (iii) did not carry PAB accounts as defined under SEA Rule 15c3-3. The Company met the conditions of footnote 74 throughout the year ended December 31, 2020 without exception.

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Glossary of Common Terms and Acronyms

CDSC	Contingent deferred sales charge	**MSDI**	Morgan Stanley Distribution, Inc.
CECL	Current Expected Credit Losses	**MSIM**	Morgan Stanley Investment Management Inc.
DCA	Deferred commission assets	**SEA**	Securities Exchange Act
FASB	Financial Accounting Standards Board	**SEC**	U.S. Securities and Exchange Commission
FINRA	The Financial Industry Regulatory Authority	**SIPC**	Securities Investor Protection Corporation
Firm	Ultimate Parent and its consolidated subsidiaries	**U.S.**	United States of America
IRS	Internal Revenue Service	**U.S. GAAP**	Accounting principles generally accepted in the United States of America